SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

Shibuya Hikarie, 27th Floor

21-1 Shibuya 2-chome

Shibuya-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

Date: July 29, 2016	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

List of materials

Documents attached hereto:

i) Press Release: Exercise Notice

TOKYO, Japan, July 29, 2016 – With respect to the options granted to Nomura Securities Co., Ltd., as representative of the Japanese underwriters, and Morgan Stanley & Co. LLC., as representative of the international underwriters, to purchase up to an additional 5,250,000 shares of common stock, in the aggregate, of LINE Corporation (“LINE” or the “Company”) (NYSE: LN; TSE: 3938), in each case solely to cover over-allotments in connection with the initial public offering of shares of common stock of the Company, which options were approved at the meetings of the Board of Directors of the Company held on June 10 and June 28, 2016, the Company would like to announce that Nomura Securities Co., Ltd., as representative of the Japanese underwriters, and Morgan Stanley & Co. LLC., as representative of the international underwriters, have each given notice that they will exercise their options to purchase 1,950,000 shares of common stock and 3,300,000 shares of common stock of the Company, respectively. The options are being exercised to return shares which were borrowed from NAVER Corporation, pursuant to stock borrowing agreements, solely to facilitate the settlement by the Japanese and international underwriters of over-allotments.

1.	Summary of the issuance of the offered shares

(1) Number of shares to be issued	Shares of common stock of the Company	5,250,000 shares

(2) Allotment price	Per share	3,151.50 yen

(3) Total allotment amount		16,545,375,000 yen

(4) Increase in share capital and capital reserve	Increase in share capital per share	1,575.75 yen

	Increase in capital reserve per share	1,575.75 yen

(5) Allottees and the number of allotted shares	(i) Nomura Securities Co., Ltd. (Domestic Third Party Allotment)	1,950,000 shares

	(ii) Morgan Stanley & Co. LLC (International Third Party Allotment)	3,300,000 shares

(6) Unit of share subscription		100 shares

(7) Deadline for subscription	August 15, 2016 (Monday)

(8) Deadline for payment	August 16, 2016 (Tuesday)

2.	Change in the total amount of issued shares and share capital through the third party allotments

The total amount of issued shares at present:	209,992,000 shares
(share capital at present:	67,747,447,697 yen)
The amount of shares increased through the third party allotments:	5,250,000 shares
(share capital increased:	8,272,687,500 yen)
The total amount of issued shares after the third party allotments:	215, 242,000 shares
(share capital after the third party allotments:	76,020,135,197 yen)

3.	Use of net proceeds

The Company intends to use the net proceeds of 16,545,375,000 yen earned from the third party allotments, to finance the Company’s business expansion.

***

This press release does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended (“the Securities Act”). Any public offering of securities to be made in the United States will be made by means of a prospectus prepared pursuant to the Securities Act, which may be obtained from LINE Corporation and will contain detailed information about the company and management, as well as financial statements. LINE Corporation has registered a part of the present offering in the United States.